Exhibit 99.2

SILVERCREST MINES INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Mines Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at the Metropolitan Hotel Vancouver, Connaught Room, 645 Howe Street, Vancouver, British Columbia on Tuesday, June 11, 2013 at 10:00 a.m. (Pacific Daylight Time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to Canadian dollars, unless American dollars (U.S.$) are indicated.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders.  A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened meeting, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

Pursuant to National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly to all Non-Registered Holders.

The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

Intermediaries that receive the proxy-related materials are required to forward the proxy related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the proxy related materials to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents.  Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)
executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)
delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote.  The Board of Directors has fixed May 6, 2013 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting.  As of May 6, 2013, 107,977,429 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at May 6, 2013, no person beneficially owned, or exercised control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy.  Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting and described under “Particulars of Matters to be Acted Upon”.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Davidson & Company, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.

ELECTION OF DIRECTORS

The number of directors of the Company is currently fixed at five.  At the Meeting, shareholders will be asked to elect five directors.

Pursuant to the advance notice policy of the Company adopted by the board of directors on April 24, 2013 and discussed in further detail under  “Particulars of Other Matters to be Acted Upon – Approval of Advance Notice Policy”, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy by May 10, 2013.  As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The persons named below are the five nominees of management for election as directors, all of whom are current directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed, unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).  It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote FOR the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as of May 6, 2013.

Name, place of residence and positions with the Company	Principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled
J. SCOTT DREVER British Columbia, Canada Director, Chairman and President
Chairman (since May 2008) and
President of the Company (since
May 2003); Chairman (since May
2008) and President (since August
2005) of Goldsource Mines Inc., a
mineral exploration company;
President of Nemesis Enterprises
Ltd., a management consulting
company, since 1995
		Since November 5, 2002	1,516,226 (4)
ROSS O. GLANVILLE(1) (2)(3) British Columbia, Canada Director Nominee	Professional Mining Engineer; President of Ross Glanville & Associates Ltd., a mining consulting firm, since October 1990; Chairman of Clifton Star Resources Ltd., a mineral exploration company, since January 2010	Since June 15, 2011	20,000
BARNEY MAGNUSSON British Columbia, Canada Director and Chief Financial Officer	Chief Financial Officer of the Company since May 2003; Chief Financial Officer of Goldsource Mines Inc., a mineral exploration company, since June 2010; President of Adapa Management Ltd., a private management and investment company, since 1985	Since May 23, 2003	1,695,727
GEORGE W. SANDERS(1)(2)(3) British Columbia, Canada Director	President of Goldcliff Resource Corporation, a mineral exploration company, since March 2007 (Director since May 2002)	Since June 28, 2006	100,000
GRAHAM C. THODY(1) (2(3) British Columbia, Canada Director	President, CEO and a Director of UEX Corporation, an exploration and development company, since November 2009	Since May 23, 2003	75,000
_________________________
(1) Member of Audit Committee.
(2) Member of Corporate Governance and Nominating Committee.
(3) Member of Compensation Committee.
(4) Of these Common Shares, 238,900 Common Shares are held by a company controlled by Mr. Drever.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy for the election of directors in uncontested elections.  Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant.  Any director who tenders his resignation pursuant to the majority voting policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation.  The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the majority voting policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board.  If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)
was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”), when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011 in connection with the failure to file technical reports and material change reports in the required forms disclosing of Clifton’s mineral resource estimates on its material properties.  After changes in the management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the cease trade order was revoked on March 5, 2012.

The current directors of the Company (with the exception of Ross O. Glanville) were directors and/or executive officers of the Company in December 2010 when the Company received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”).  This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd. (“Strathclair”), a predecessor company to the Company which was under different management until the Company assumed control in 2003.  The order alleged that Strathclair (now the Company) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States.  Following discussions with the SEC and in order to remedy the situation, the Company entered into a consent order with the SEC dated January 10, 2011 through which the Company agreed to the revocation of the registration of its common shares under the Securities Exchange Act of 1934.  As a result, broker-dealers in the United States were unable to effect transactions in the common shares of the Company.  On May 31, 2011, the Company filed a registration statement on Form 40F for the purpose of registering its common shares under the Securities Exchange Act of 1934.  Upon the registration statement taking effect on August 1, 2011, broker dealers in the United States were able to effect transactions in common shares of the Company in the United States.

Other than as disclosed herein , no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101 (the “Corporate Governance Disclosure”).  The Corporate Governance Disclosure of the Company is set out in Appendix A to this Information Circular.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO”s):

(a)	the person who acted as the Company’s chief executive officer (“CEO”) during the Company’s most recently completed financial year;

(b)	the person who acted as the Company’s chief financial officer (“CFO”) during the Company’s most recently completed financial year;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended December 31, 2012, the Company had four Named Executive Officers, namely J. Scott Drever, the Company’s Chairman and President, Barney Magnusson, the Company’s Chief Financial Officer, N. Eric Fier, the Company’s Chief Operating Officer, and Brent McFarlane, the Company’s Vice-President, Operations.

Compensation Discussion and Analysis

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company’s executive compensation program are as follows:

(a)	to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b)	to align executives’ interests with those of the shareholders; and

(c)	to reward demonstration of both leadership and performance.

The Company does not have a formal compensation program with set benchmarks.  Individual compensation is not directly tied to performance goals which are based on any specific objective and identifiable measure, such as the Company’s share price or earnings per share.  However, the Company does have a compensation program which seeks to reward an executive officer’s current and future expected performance  Individual performance is reviewed for all executive officers based largely on a qualitative evaluation of the Company’s achievement of corporate milestones and objectives.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers.  It then submits to the Board recommendations with respect to basic salary, bonus and participation in equity compensation arrangements for each executive officer.  In considering executive officers other than the President, the Compensation Committee shall take into account the recommendation of the President.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elements of Executive Compensation Program

The Company’s compensation program consists of the following elements:

(a)           base salary or consulting fees;

(b)           performance bonus payments; and

(c)           equity participation though the Company’s Stock Option Plan.

Base Salary or Consulting Fees

The Named Executive Officers of the Company are primarily compensated indirectly through consulting fees payable by the Company to their respective management companies.  For the principal terms of these various management agreements, see under “Summary Compensation Table” and “Termination and Change of Control Benefits”.

In determining the annual base consulting fees, the Board of Directors, with the recommendation of the Compensation Committee (which, in turn, has received advice from an independent compensation consulting firm), considered the following factors:

(a)           the particular responsibilities related to the position;

(b)	salaries paid by other companies in the mining industry which were similar in size as the Company, at the same stage of development as the Company and considered comparable to the Company;

(c)	the experience level of the Named Executive Officer; and

(d)	the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base consulting fees payable to the Named Executive Officers based on the aforementioned criteria to ensure that compensation levels are competitive and fair.

Performance Bonus Payments

The performance bonuses are payable in cash or through equity-based compensation, and the amount payable is based on the Compensation Committee’s assessment of the Company’s performance for the year (with advice from the independent compensation consulting firm).  Factors considered in determining bonus amounts include individual performance, financial criteria (such as successful financings, project management performance) and operational criteria (such as significant mineral property acquisitions, resource growth, revenue and profit growth and the attainment of other corporate milestones).

In determining the award of performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone.

In respect of the 2012 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the management companies of the Named Executive Officers.  In awarding the performance bonuses, the Board considered the following significant achievements of the Company in 2012:

•	The first full year of commercial production at the Santa Elena Mine, resulting in the production of a total of 579,609 ounces of silver and 33,004 ounces of gold during 2012.

•
Total revenues reported from the Santa Elena Mine during 2012 were U.S.$70,520,085, mine operating earnings (after deducting depreciation, depletion and accretion costs) for the year were U.S.$46,281,362, and comprehensive earnings for the year were U.S.$31,037,267 or U.S.$0.33 per share.

•	The Company continued to advance the Santa Elena Project Expansion Plan and related Pre-feasibility Study in order to expand production of the current Santa Elena Project operations.

•
The Company successfully completed a Phase II drill program on its La Joya Property in Durango, Mexico, which consisted of a 78 hole drill program (totalling 25,812 metres) that extended the Main Mineralized Trend (“MMT”) beyond the area containing the Phase I resources. Drilling and surface sampling has now extended the MMT to approximately 2.5 kilometres with an average width of approximately 700 metres.

•	The Company filed a National Instrument 43-101 compliant Technical Report reporting an initial mineral resource estimate for the La Joya Property.

•	The Company achieved a record high stock price and total market capitalization during 2012.

•	The Company completed a successful public offering of 13,529,750 Common Shares at a price of $2.55 per share for gross proceeds of $34,500,862.50.

There is no restriction on Named Executive Officers or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. For the financial year ended December 31, 2012, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Stock Options granted to the Named Executive Officers during the most recently completed financial year are disclosed herein under “Summary Compensation Table” and “Incentive Plan Awards – Outstanding share-based awards and option-based awards”.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company’s Stock Option Plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company and the remuneration and compensation policies, including the Stock Option Plan. The Stock Option Plan is administered by the Board of Directors.

Individual grants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of his or her position and contribution to the Company, and previous option grants and exercise prices.

The Company has a “rolling 10%” Stock Option Plan (the “Plan”), which was adopted by the Board of Directors on May 1, 2013.  The Plan replaces and supersedes the Company’s previous stock option plan that was originally adopted in May 2009. The Plan must be approved by the shareholders and re-approved on an annual basis by the shareholders at each annual general meeting of the Company as required by the policies of the TSX Venture Exchange (the “TSX-V”).  See “Approval of Other Matters To Be Acted Upon – Approval of Stock Option Plan”.

The Plan includes the following provisions:

•	The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan is 10% of the issued and outstanding Common Shares from time to time.

•
For so long as the Common Shares are listed on the TSX-V, the aggregate number of optioned Common Shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding Common Shares, unless the Company has obtained disinterested shareholder approval if and as may be required by the TSX-V.

•
For so long as the Common Shares are listed on the TSX-V, the number of optioned Common Shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares.

•
For so long as the Common Shares are listed on the TSX-V, the aggregate number of optioned Common Shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of the issued and outstanding Common Shares of the Company in any 12-month period.

•
The exercise price for options granted under the Plan will not be less than the market price of the Common Shares or such other minimum exercise price as may be required or permitted by the stock exchange on which the Common Shares are principally traded.

•	Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.

•	Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution.

•
Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of:  (a) that date which is 90 days (30 days, for persons engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement; and (b) the expiry of the option period.  The Company may extend the period specified in the aforementioned subparagraph (a) in respect of any option for a specified period up to the expiry of the option period.

•
The vesting for each option shall be determined by the Board (or such committee that the Board may designate to administer the Plan) at the time that the option is granted and shall be specified in the option agreement in respect of the option.

•
If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a “Blackout Period”), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

•
For so long as the Common Shares are listed on the TSX-V, any Common Shares issued pursuant to the exercise of options that (a) were granted to an optionee who was a director, officer, promoter or significant shareholder of the Company; or (b) had an exercise price per share that was less than the market price, would be subject to a four-month hold period commencing on the date of grant of the option.

•
The Board of Directors may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

•
If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a “Bid”), then the Board of Directors may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the Optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the Optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

•
In lieu of exercising an Option to receive Common Shares, the Board may permit an Optionee to elect to receive, without payment by the Optionee of any additional consideration, Common Shares equal to the value of the Option (or the portion thereof being exercised) by surrendering the Option to the Company accompanied with a notice of such “cashless” exercise.  This provision shall not apply for as long as the Common Shares are listed on the TSX-V.

•
The Board may in its absolute discretion amend the Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee’s consent.  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without shareholder approval:

(a)           any amendment pertaining to the vesting provisions of each option;

(b)	any amendment to the terms of the Plan relating to the effect of termination, cessation of employment, disability or death of an Optionee on the right to exercise options;

(c)
any amendment as may be necessary or desirable to bring the Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Shares are from time to time listed;

(d)	any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e)           any amendment with respect to the administration of the Plan;

(f)
any amendment to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(g)	any amendment to the termination provisions of the Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h)           any amendment to the class of eligible persons that may participate under the Plan; and

(i)
any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

The complete text of the Plan is set forth in Appendix C to this Information Circular.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company’s five most recently completed financial years commencing from January 1, 2008 to December 31, 2012 with the cumulative total return of the S&P/TSX Composite Index

Prior to 2011, the Company was an advanced mineral exploration company with mineral properties under development.  In 2011, the Company evolved into a commercial producer of precious metals, namely silver and gold.  The Company’s stock performance as indicated in the graph below is largely dependent upon the success of exploration activities, continued commercial production and additional development, the market price of specific commodities and the financial health of the mining sector in general.  As such, compensation for the NEOs during the periods shown in the graph below has been determined in accordance with industry comparables and without reference to the trend of the Company’s stock performance shown in the graph.

	Jan. 01/08	Dec. 31/08	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12
SilverCrest Mines Inc.	$100.00	$26.62	$58.27	$141.73	$138.13	$182.73
S&P-TSX Composite Index	$100.00	$67.00	$90.48	$106.41	$97.14	$104.13

Compensation Governance

The Company has established a Compensation Committee that is currently comprised of three members (Graham C. Thody, George W. Sanders and Ross O. Glanville), all of whom are independent.  Messrs. Thody, Sanders and Glanville have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.  See “Audit Committee Disclosure – Relevant Education and Experience”.  George Sanders presently serves as a member of the compensation committee of Fission Energy Corp., a TSX-V listed uranium exploration and development company.  Ross O. Glanville presently serves as a member of the compensation committee of Clifton Star Resources Ltd., a TSX-V listed mineral exploration company, and has previously served on the compensation committees of two other publicly-traded companies.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.  The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure”.

In January 2013, the Compensation Committee engaged Roger Gurr & Associates (“Gurr & Associates”) to review the compensation of executive officers and directors of the Company, and to provide recommendations as to appropriate ranges of compensation for such individuals.  To the Company’s knowledge, Gurr & Associates did not provide any services other than the aforementioned engagement to the Company, its affiliates, or any of their directors and officers prior to and during 2013.

Prior to January 2013, the Company has never retained any consultant or advisor to assist the Board of Directors or the Compensation Committee in determining compensation for any of the Company’s directors and executive officers. Accordingly, during the financial years ended December 31, 2012 and December 31, 2011, the aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of the Company’s directors and executive officers and for other services is set out as follows:

Year Ended	Executive Compensation – Related Fees	All Other Fees
December 31, 2012	Nil	Nil
December 31, 2011	Nil	Nil

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2012, 2011 and 2010.

Name and Principal Position of Named Executive Officer	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long- term incentive plans
J. Scott Drever Chairman and President (acting as Chief Executive Officer)	2012 2011 2010	275,000(2) 225,000(2) 175,000(2)	Nil Nil Nil	397,218 252,692 108,500	200,000(3) 112,500(3) 75,000(3)	Nil Nil Nil	Nil Nil Nil	(4) (4) (4)	872,218 590,192 358,500
Barney Magnusson Chief Financial Officer	2012 2011 2010	240,000(2) 225,000(2) 175,000(2)	Nil Nil Nil	397,218 252,692 108,500	175,000(3) 112,500(3) 75,000(3)	Nil Nil Nil	Nil Nil Nil	(4) (4) (4)	812,218 590,192 358,500
N. Eric Fier Chief Operating Officer	2012 2011 2010	275,000(2) 225,000(2) 175,000(2)	Nil Nil Nil	397,218 252,692 108,500	200,000(3) 212,500(3) 150,000(3)	Nil Nil Nil	Nil Nil Nil	(4) (4) (4)	872,218 690,192 433,500
Brent McFarlane Vice-President, Operations(5)	2012 2011	195,000(6) 171,938(7)	Nil Nil	158,887 267,770	175,000(3) (6) 86,488(3) (7)	Nil Nil	Nil Nil	(4) (4)	528,887 526,196
___________________________
(1)
Amount is based on the grant date fair value of the award using the Black-Scholes pricing model, which is the valuation methodology used by the Company in accordance with IFRS 2 Share-based Payment (in respect of the 2012 and 2011 financial years) and in accordance with Section 3870 of the CICA Handbook (in respect of the 2010 financial year).  The Company chose this methodology as it is the general standard for mining companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company.  The following weighted-average assumptions were used:  risk-free interest rate:  1.21% (2012), 1.74% (2011), 2.13% (2010); expected stock price volatility: 70.89% (2012), 68% (2011), 68% (2010); expected years of option life: 4.34 years (2012), 4.37 years (2011), 4.46 years (2010); expected forfeiture rate: 1.33% (2012), 0.55% (2011), n/a (2010); expected dividend yield: nil (2012), nil (2011), nil (2010).

(2)
This amount was paid as a consulting fee to the management company controlled by the Named Executive Officer.  See below for further details. Such amount represents all of the consulting fees paid to the management company which can be attributed to the applicable Named Executive Officer’s services as an executive officer of the Company.  Amounts are prior to applicable taxes.

(3)	This amount was paid as a performance bonus to the management company controlled by the Named Executive Officer. Amounts are prior to applicable taxes.
(4)
The aggregate amount of perquisites and other personal benefits, securities or property paid to each Named Executive Officer or to his respective management company did not exceed the lesser of $50,000 and 10% of each Named Executive Officer’s total consulting fee for the financial year.

(5)	Mr. McFarlane was appointed Vice-President, Operations on February 14, 2011.
(6)	Amount was paid and earned in US dollars and converted into Canadian dollars for the purposes hereof at the exchange rate of U.S.$1.00 = $1.00.
(7)	Amount was paid and earned in US dollars and converted into Canadian dollars for the purposes hereof at the exchange rate of U.S.$1.00 = $0.99.

Effective September 15, 2011, the Company entered into a management consulting agreement with each of Nemesis Enterprises Ltd. (“Nemesis”), a company wholly-owned and controlled by J. Scott Drever, Adapa Management Ltd. (“Adapa”), a company wholly-owned and controlled by Barney Magnusson, and Maverick Consultants Inc. (“Maverick”), a company wholly-owned and controlled by N. Eric Fier, whereby the Company retained each of Nemesis, Adapa and Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of J. Scott Drever of Nemesis to serve as President, Chairman and a Director of the Company, Barney Magnusson of Adapa to serve as Chief Financial Officer and a Director of the Company, and N. Eric Fier of Maverick to serve as Chief Operating Officer, respectively.  In consideration for the services of Nemesis, Adapa and Maverick, the Company agreed to pay each party consulting fees at the base rate of $225,000 per year plus applicable taxes, payable in equal monthly instalments, commencing as of September 15, 2011, and subject to increases as the Board in its discretion may determine from time to time.  These management consulting agreements superseded and replaced the previous management consulting agreements in effect prior to September 15, 2011, which provided for compensation at the same annual base rates.  Effective as of January 1, 2012, the Compensation Committee approved an amendment to the annual base rate payable to each of Nemesis and Maverick from $225,000 to $275,000, and to Adapa from $225,000 to $240,000.  Effective as of January 1, 2013, the Compensation Committee approved an amendment to the annual base rate payable to each of Nemesis and Maverick from $275,000 to $325,000, and to Adapa from $240,000 to $285,000.  The adjustments to the annual base rates payable to Nemesis, Maverick and Adapa were made after taking into consideration the growth of the Company and upon reviewing levels of compensation payable to executive officers in other companies of similar size and operations to that of the Company.

The Company also entered into a management consulting agreement made effective January 25, 2011 with Huichoro US LLC (“Huichoro”), a company wholly-owned and controlled by Brent McFarlane and his spouse, whereby the Company retained Huichoro to provide the services of Brent McFarlane of Huichoro to serve as Vice-President, Operations of the Company.  In consideration for the services of Huichoro, the Company agreed to pay Huichoro consulting fees at the base rate of U.S.$175,000 per year payable in equal monthly instalments, commencing as of February 15, 2011, and subject to increases as the Board in its discretion may determine from time to time.  Effective as of January 1, 2012, the Compensation Committee approved an amendment to the annual base rate payable to Huichoro from U.S.$175,000 to U.S.$195,000.  Effective as of January 1, 2013, the Compensation Committee approved an amendment to the annual base rate payable to Huichoro from U.S.$195,000 to U.S.$230,000. Effective as of May 1, 2013, the Compensation Committee approved a further amendment to the annual base rate payable to Huichoro from U.S.$230,000 to U.S.$250,000.

Each of the management consulting agreements of Nemesis, Maverick and Adapa is for a term of one year (with automatic renewals of consecutive one-year terms), and the management consulting agreement of Huichoro is for a term of two years without automatic renewal.  Each of the management consulting agreements entitles the consultant to terminate its respective agreement by giving three months written notice to the Company, and the Company to terminate each management consulting agreement with immediate effect upon notice to the consultant (provided that if such termination was for any reason other than material breach of the consultant’s obligations thereunder, the Company shall pay to the consultant a termination payment equal to one and one-half times (1.5x) of both the then applicable base rate per annum payable to the consultant and any bonus paid or payable to the consultant by the Company in respect of the Company’s most recently completed financial year).

The Management Agreements contain change of control and non-competition provisions. For further details, see “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2012 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
J. Scott Drever	200,000(2)(3)	1.27	Mar. 27, 2013	254,000	N/A	N/A	N/A
	200,000(2)(3)	1.03	Jul. 14, 2013	302,000	N/A	N/A	N/A
	200,000(2)	0.50	Jul. 22, 2014	408,000	N/A	N/A	N/A
	175,000(2)	1.05	Sep. 10, 2015	260,750	N/A	N/A	N/A
	250,000(4)	1.65	Aug. 2, 2016	222,500	N/A	N/A	N/A
	250,000(5)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
Barney Magnusson	200,000(2)(3)	1.27	Mar. 27, 2013	254,000	N/A	N/A	N/A
	200,000(2)(3)	1.03	Jul. 14, 2013	302,000	N/A	N/A	N/A
	200,000(2)	0.50	Jul. 22, 2014	408,000	N/A	N/A	N/A
	175,000(2)	1.05	Sep. 10, 2015	260,750	N/A	N/A	N/A
	250,000(4)	1.65	Aug. 2, 2016	222,500	N/A	N/A	N/A
	250,000(5)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
N. Eric Fier	200,000(2)(3)	1.27	Mar. 27, 2013	254,000	N/A	N/A	N/A
	200,000(2)(3)	1.03	Jul. 14, 2013	302,000	N/A	N/A	N/A
	200,000(2)	0.50	Jul. 22, 2014	408,000	N/A	N/A	N/A
	175,000(2)	1.05	Sep. 10, 2015	260,750	N/A	N/A	N/A
	250,000(4)	1.65	Aug. 2, 2016	222,500	N/A	N/A	N/A
	250,000(5)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
Brent McFarlane	150,000(2)	1.94	Feb. 15, 2016	90,000	N/A	N/A	N/A
	100,000(4)	1.65	Aug. 2, 2016	89,000	N/A	N/A	N/A
	100,000(5)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
____________________________________
(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2012 (based on $2.54 closing price of the Common Shares on the TSX-V on that date).
(2)	These stock options are fully vested.
(3)	These stock options were fully exercised on January 31, 2013.
(4)	As at December 31, 2012, 75% of these stock options had vested and the remaining 25% would vest on February 2, 2013.
(5)	As at December 31, 2012, 25% of these stock options had vested and an additional 25% will vest on each of June 5, 2013, December 5, 2013 and June 5, 2014.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2012 and the value of non-equity incentive plan compensation (i.e., performance bonuses) earned during the financial year ended December 31, 2012 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Scott Drever	145,625	N/A	200,000
Barney Magnusson	145,625	N/A	175,000
N. Eric Fier	145,625	N/A	200,000

Named Executive Officer	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brent McFarlane	55,125	N/A	200,000(1)
___________________________
(1)	Amount was paid and earned in US dollars, and translated into Canadian dollars for the purposes hereof at the rate of US$1.00 = $1.00.

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Termination and Change of Control Benefits

Other than as described below, the Company does not have any contracts, agreements, plans or arrangements that provide for payments to or for the benefit of a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a Named Executive Officer’s responsibilities.

The Company has entered into a management consulting agreement (each, a “Management Agreement”) with each of Nemesis, Adapa, Maverick and Huichoro (each, a “Consultant”) pursuant to which J. Scott Drever, Barney Magnusson, N. Eric Fier and Brent McFarlane provide their respective services acting as President and Chairman (and a Director), Chief Financial Officer (and a Director), Chief Operating Officer, and Vice-President, Operations of the Company, respectively.  For further details on the Management Agreements, see “Executive Compensation – Summary Compensation Table”.

Each Management Agreement provides that the Company may terminate the agreement with immediate effect upon delivery of written notice to the Consultant and payment to the Consultant of an amount equal to one and one-half times (1.5x) of both the then applicable base rate per annum payable to the Consultant and any bonus paid or payable to the Consultant in respect of the Company’s most recent financial year.  Under this provision, the following amounts would have been paid if such termination were to have occurred as of December 31, 2012:  Nemesis would have been paid the amount of $712,500; Maverick would have been paid the amount of $712,500; Adapa would have been paid the amount of $622,500; and Huichoro would have been paid the amount of U.S.$555,000.

Each Management Agreement, other than Huichoro’s Management Agreement, also provides that in the event that there is a change of control of the Company (as defined below) and either (a) within six months after such event, the Company delivers written notice to the Consultant terminating its respective Management Agreement; or (b) within three months after such event, the Consultant delivers written notice to the Company terminating its Management Agreement prior to accepting renewed terms of engagement following a change of control, the Company shall, upon the effective date of termination, pay to the Consultant an amount equal to two times (2x) of both the then applicable base rate per annum payable to the Consultant and any bonus paid or payable to the Consultant in respect of the Company’s most recent financial year.  Under this provision, the following amounts would have been paid if such termination were to have occurred as of December 31, 2012:  Nemesis would have been paid the amount of $950,000; Maverick would have been paid the amount of $950,000; and Adapa would have been paid the amount of $830,000.

In respect of Huichoro’s Management Agreement, in the event that there is a change of control of the Company (as defined below) and within six months after such event, the Company delivers written notice to Huichoro terminating its Management Agreement, the Company shall, upon the effective date of termination, pay to Huichoro an amount equal to two times (2x) the then applicable base rate plus any bonus paid or payable to Huichoro in respect of the most recently completed financial year of the Company.  If such termination were to have occurred as of December 31, 2012, Huichoro would have been paid the amount of U.S.$740,000 pursuant to this provision.

For the purposes of the Management Agreements, “change of control” means an occurrence (a) where less than 51% of the Board of Directors of the Company are composed of continuing directors; or (b) where any person or persons acting jointly or in concert acquires more than 50% of the total voting rights attached to all classes of shares then outstanding in the Company having under all circumstances the right to vote on any resolution concerning the election of directors (a “Takeover”). For the purposes of the Management Agreements, a “continuing director” is a member of the Board of Directors of the Company on the day preceding the date of a Takeover, or a person who becomes a member of the Board of Directors of the Company subsequent to the date of the particular Management Agreement by the approval of at least a majority of the members of the Board of Directors who were members of the Board of Directors on the day preceding the date of a Takeover.

The Management Agreements also require each Consultant and Named Executive Officer to enter into a separate confidentiality and non-competition agreement with the Company.  In particular, each Consultant and Named Executive Officer has agreed that commencing from the term of the Management Agreement and for a period of two years following termination thereof, such person shall not, either individually or with any other person, whether as principal, agent, shareholder, officer, advisor, manager, employee or otherwise, except with the Company’s written consent:

(a)
acquire, lease or otherwise obtain or control any beneficial, direct or indirect interest in mineral rights or other rights or lands in any mineral property in which the Company holds or is negotiating to acquire an interest or within a distance of five (5) kilometres from any point on the outer perimeter of any such property,

(b)
conduct any exploration or production activities or otherwise work on or in respect of any mineral property within a distance of five (5) kilometres from any point on the outer perimeter of such property,

(c)
solicit, divert or hire away, or attempt to solicit, divert, or hire away, any independent contractor or any person employed by any member of the Company and its affiliates or persuade or attempt to persuade any such individual to terminate his or her contract or employment with any member of the Company and its affiliates, or

(d)
impair or seek to impair the reputation of any member of the Company and its affiliates, or impair or seek to impair any relationships that any member of the Company and its affiliates has with its employees, customers, suppliers, agents or other parties with which any member of the Company and its affiliates does business or has contractual relations.

If, notwithstanding the prohibition set forth in the preceding paragraphs, a Consultant or Named Executive Officer acquires, leases or otherwise obtains or controls any interest, directly or indirectly, in breach of any of the preceding paragraphs, such person shall notify the Company of such acquisition within the thirty (30) days immediately following the date of such acquisition and the Consultant or Named Executive Officer shall agree, upon demand by the Company, to convey or cause to be conveyed such interest to the Company as soon as practicable thereafter.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2012.  For directors who are Named Executive Officers, see “Executive Compensation – Summary Compensation Table”.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross O. Glanville	30,000	N/A	158,887	Nil	N/A	Nil	188,887
George W. Sanders	30,000	N/A	158,887	Nil	N/A	Nil	188,887
Graham C. Thody	39,000	N/A	158,887	Nil	N/A	Nil	197,887
___________________________
(1)
Amount is based on the grant date fair value of the award using the Black-Scholes pricing model, which is the valuation methodology used by the Company in accordance with IFRS 2 Share-based Payment. The Company chose this methodology as it is the general standard for mining companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company. The following weighted-average assumptions were used: risk-free interest rate: 1.21%; expected stock price volatility: 70.89%; expected years of option life: 4.34 years; expected forfeiture rate: 1.33%; and expected dividend yield: nil.

The Company has implemented a standard compensation arrangement pursuant to which each non-executive director is paid fees for acting as a director (including as a member of a Board committee).  Effective as of January 1, 2012, each non-executive director earned an annual fee of $30,000 (payable in quarterly instalments), with an additional $9,000 to be paid to the Chair of the Audit Committee.  Effective as of January 1, 2013, each non-executive director will earn an annual retainer of $30,000 and $1,000 for each meeting attended.  The Chair of the Audit Committee will also earn an annual fee of $12,000, and each of the Chairs of the Compensation Committee and the Corporate Governance and Nominating Committee will earn an annual fee of $6,000.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2012 with respect to the directors who are not Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ross O. Glanville	200,000(2)	1.17	Jun. 17, 2016	274,000	N/A	N/A	N/A
	100,000(3)	1.65	Aug. 2, 2016	89,000	N/A	N/A	N/A
	100,000(4)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
George W. Sanders	100,000(2)(5)	1.27	Mar. 27, 2013	127,000	N/A	N/A	N/A
	100,000(2)	1.03	Jul. 14, 2013	151,000	N/A	N/A	N/A
	150,000(2)	1.05	Sep. 10, 2015	223,500	N/A	N/A	N/A
	100,000(3)	1.65	Aug. 2, 2016	89,000	N/A	N/A	N/A
	100,000(4)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
Graham C. Thody	100,000(2)(6)	1.27	Mar. 27, 2013	127,000	N/A	N/A	N/A
	100,000(2)	1.03	Jul. 14, 2013	151,000	N/A	N/A	N/A
	100,000(2)	0.45	Jan. 8, 2014	209,000	N/A	N/A	N/A
	75,000(2)	0.50	Jul. 22, 2014	153,000	N/A	N/A	N/A
	150,000(2)	1.05	Sep. 10, 2015	223,500	N/A	N/A	N/A
	100,000(3)	1.65	Aug. 2, 2016	89,000	N/A	N/A	N/A
	100,000(4)	2.60	Dec. 5, 2017	Nil	N/A	N/A	N/A
________________________________
(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2012 (based on $2.54 closing price of the Common Shares on the TSX-V on that date).
(2)	These stock options are fully vested.
(3)	As at December 31, 2012, 75% of these stock options had vested and the remaining 25% vested on February 2, 2013.
(4)	As at December 31, 2012, 25% of these stock options had vested and an additional 25% will vest on each of June 5, 2013, December 5, 2013 and June 5, 2014.
(5)	These stock options were fully exercised on January 31, 2013.
(6)	These stock options were fully exercised in early 2013. 60,000 of these stock options were exercised on January 31, 2013 and the remaining 40,000 stock options were exercised on February 1, 2013.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2012 with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ross Glanville	127,500	N/A	Nil
George W. Sanders	92,250	N/A	Nil
Graham C. Thody	92,250	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2012.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	7,800,000	$1.53	2,789,212(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,800,000		2,787,212
___________________________
(1)
The Company’s stock option plan is the only equity compensation plan in this category.  For material features of the Company’s current stock option plan, see “Executive Compensation – Option-based Awards”.

(2)
Based on a total of 10,589,212 Common Shares to be reserved and authorized for issue pursuant to options granted under the Company’s stock option plan, representing 10% of the issued and outstanding Common Shares as at December 31, 2012.  The Company’s stock option plan is a “rolling 10%” stock option plan which means that the Company may reserve for issuance (pursuant to granted stock options) up to 10% of the Company’s issued and outstanding Common Shares from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as disclosed in a previous information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2012 or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

The management companies of each of J. Scott Drever, Barney Magnusson, N. Eric Fier and Brent McFarlane provide managerial and consulting services to the Company pursuant to the Management Agreements, as described under “Executive Compensation – Summary Compensation Table” and “Termination and Change of Control Benefits”.  Other than as disclosed herein, no management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Stock Option Plan

On May 1, 2013, the Board of Directors of the Company approved and adopted the Plan, which replaced and superseded the Company’s previous stock option plan.  Pursuant to the TSX-V’s Policy 4.4 entitled “Incentive Stock Options”, the Plan must be approved by the shareholders of the Company and re-approved on a yearly basis because the Plan is a “rolling 10%” plan (i.e. up to 10% of the outstanding Common Shares from time to time may be reserved for issuance for options granted under the Plan).  A complete copy of the Plan is attached as Appendix C to this Information Circular.  A copy of the Plan is also available upon request to the Company (Attention: President, Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: (604) 694-1730 or Fax: (604) 694-1761)).  See “Executive Compensation – Option-based Awards” for a summary of the terms of the Plan.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Stock Option Plan Resolution”):

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company’s Stock Option Plan, as approved by the Board of Directors of the Company on May 1, 2013, and as attached as Appendix C to the Company’s Information Circular dated May 13, 2013, is hereby approved, ratified and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

The Board of Directors recommends a vote “FOR” the approval of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Stock Option Plan Resolution.

Approval of Advance Notice Policy

Background

On April 24, 2013, the Board of Directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Appendix D. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors.  The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following is a summary of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Appendix D to this Information Circular.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Chief Executive Officer (or President, if there is no Chief Executive Officer) of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Chief Executive Officer or President (as the case may be) of the Company for an effective nomination to occur.  No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Resolution to Approve Advance Notice Policy

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting.  Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges and to address changes in industry standards from time to time as determined by the Board.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Company’s Information Circular dated May 13, 2013 be and is hereby approved, ratified and confirmed;

2.
The Board of Directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges and to address changes in industry standards from time to time as determined by the Board of the Directors, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board of Directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2012, which are available on SEDAR and may also be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 - “Audit Committees” adopted by the Canadian Securities Administrators, disclosure relating to the Company’s Audit Committee and Audit Committee Charter is contained in Item 10 and Appendix A, respectively, of the Company’s Annual Information Form dated April 3, 2013 for the financial year ended December 31, 2012 filed on SEDAR.

DATED as of the 13th day of May, 2013.

BY ORDER OF THE BOARD

“J. Scott Drever”

J. SCOTT DREVER
Chairman and President

APPENDIX A

SILVERCREST MINES INC.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

Disclosure Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent	Ross O. Glanville George W. Sanders Graham C. Thody
Disclose the identity of directors who are not independent, and describe the basis for that determination
J. Scott Drever
Barney Magnusson

J. Scott Drever is not an independent director because of his position as
President and Chairman.  Barney Magnusson is not an independent director because of his position as Chief Financial Officer of the
Company.

Disclose whether or not a majority
of the directors are independent.  If
the majority of directors are not
independent, describe what the
board of directors does to facilitate
its exercise of independent
judgement in carrying out its
responsibilities.
The Board is currently composed of five directors, three of whom are independent as defined in NI 58-101.
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer
J. Scott Drever – Goldsource Mines Inc.

Ross O. Glanville – Clifton Star Resources Ltd., Archon
Minerals Limited and Baja Mining Corporation

Graham C. Thody –Geologix Explorations Inc., Goldsource Mines Inc.
and UEX Corporation

George W. Sanders – Bitterroot Resources Ltd., Fission Energy Corp.,
and Goldcliff Resource Corporation

Disclosure Requirements	Comments
Disclose whether or not the
independent directors hold regularly
scheduled meetings at which non-
independent directors and members
of management are not in
attendance.  If the independent
directors hold such meetings,
disclose the number of meetings
held since the beginning of the
issuer’s most recently completed
financial year. If the independent
directors do not hold such meetings,
describe what the board does to
facilitate open and candid
discussion among its independent
directors

The independent directors meet at least twice a year and as many times as may be necessary without any non-independent director or member of management in attendance.  Since January 1, 2012, there were two meetings of the independent directors.

Disclose whether or not the chair of
the board is an independent
director. If the board has a chair or
lead director who is an independent
director, disclose the identity of the
independent chair or lead director,
and describe his or her role and
responsibilities. If the board has
neither a chair that is independent
nor a lead director that is
independent, describe what the
board does to provide leadership
for its independent directors

J. Scott Drever is the Chairman of the Board and is not an independent director.

In view of the Chairman not being independent, Graham C. Thody acts as the lead director.  The role and responsibilities of the lead director include ensuring that specific responsibilities and functions that are the responsibility and function of outside directors are effectively carried out and the results reported to the Board as appropriate, chairing the
Corporate Governance and Nominating Committee of the Board, and
monitoring, facilitating and promoting the efficient organization and conduct of the Board function and the independence of the Board in the discharge of its responsibilities.

With the recommendation of the lead director and the advice of legal counsel, the Board will evaluate situations on a case by case basis to determine whether the exercise of independent judgement is appropriate or necessary under the circumstances.  If deemed necessary or appropriate by the Board, the Board may appoint such special committees comprised of independent directors to consider any particular matter or transaction.

Disclosure Requirements	Comments
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year
Since January 1, 2012, the Company had a total of 9 Board meetings with attendance by the directors as follows:

J. Scott Drever           –  9 of 9 meetings
Ross O. Glanville       –  9 of 9 meetings
Barney Magnusson  –  9 of 9 meetings
Graham C. Thody      –  9 of 9 meetings
George W. Sanders   –  9 of 9 meetings

Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities	The full text of the Board’s written mandate is attached as Appendix “B” to this Information Circular. A complete copy is also available on the Company’s corporate website at www.silvercrestmines.com
Disclose whether or not the board
has developed written position
descriptions for the chair and the
chair of each board committee.  If
the board has not developed written
position descriptions for the chair
and/or the chair of each board
committee, briefly describe how the
board delineates the role and
responsibilities of each such
position

The Board has developed a written position description for the
Chairman.  The Chairman chairs Board Meetings and acts as a liaison between the Board and the executive officers. The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively.

The Board has not developed written position descriptions for the chair of each Board Committee.

The chairs of the Audit Committee, the Corporate Governance and
Nominating Committee, and the Compensation Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged.  The committee chairs are required to comply with the requirements of the policies governing the various committees.  The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclosure Requirements	Comments
Disclose whether or not the board
and CEO have developed a written
position description for the CEO. If
the board and CEO have not
developed such a position
description, briefly describe how the
board sets out the CEO’s role and
responsibilities

The Company does not have a formally designated CEO.  J. Scott Drever, who is the President of the Company, acts as CEO. The Board has developed a written position description for the President.  The role and responsibilities of the President include having the executive responsibility for the day to day operations and affairs of the Company, acting as principal spokesman for the Company, bringing matters identified by the Board Mandate forward for Board approval, leading the
Company in carrying out specific financial and business objectives for the
Company as may be set by the Board, and keeping the Board informed of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments.

Orientation and Continuing Education
Briefly describe what measures the
board takes to orient new directors
regarding:
(i)           the role of the board, its
committees and its directors; and
(ii)           the nature and operation of the
issuer’s business

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is
communicated to new directors informally.  The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted at this time; however, the Board will re-assess such needs on an ongoing basis as the Company continues to grow.  Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman of the
Board and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the business in which the Company is involved.  In addition, new directors are encouraged to visit and meet with management on a regular basis.

Briefly discuss what measures, if
any, the board takes to provide
continuing education for its
directors.  If the board does not
provide continuing education,
describe how the board ensures that
its directors maintain the skill and
knowledge necessary to meet their
obligations as directors

Given the size of the Company, there is no formal continuing education program in place.  The Company relies on the in-depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors.  Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company.

Disclosure Requirements	Comments
Ethical Business Conduct
Disclose whether or not the board
has adopted a written code for the
directors, officers and employees.  If
the board has adopted a written code:
(i)           disclose how a person or
company may obtain a copy of the
code;
(ii)           describe how the board
monitors compliance with its code,
or if the board does not monitor
compliance, explain whether and
how the board satisfies itself
regarding compliance with its code;
and
(iii)           provide a cross-reference to
any material change report filed
since the beginning of the issuer’s
most recently completed financial
year that pertains to any conduct of
a director or executive officer that
constitutes a departure from the
code.

The Board has adopted a written Code of Conduct for its directors, officers and employees.  The Code is available at www.sedar.com or may be obtained by requesting a copy from the Chief Financial Officer at the Company’s head office.  The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise.

Describe any steps the board takes
to ensure directors exercise
independent judgment in
considering transactions and
agreements in respect of which a
director or executive officer has a
material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company.  Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors.  All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Disclosure Requirements	Comments
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination
The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders.  In carrying out such responsibilities, the Corporate
Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

Disclose whether or not the board
has a nominating committee
composed entirely of independent
directors.  If the board does not have
a nominating committee composed
entirely of independent directors,
describe what steps the board takes
to encourage an objective
nomination process
The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee
With respect to new director nominees and the appointment
of members of board committees, the Corporate Governance and Nominating
Committee is also tasked with the following responsibilities:
(a)           developing qualification criteria for Board members for
recommendation to the Board in accordance with the Company’s corporate governance guidelines;
(b)           in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and
(c)           reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure
(including authority to delegate); and (iii) committee performance
(including reporting to the Board).  The committee is to make recommendations to the Board, as appropriate, based on its review

Disclosure Requirements	Comments
Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers
The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.  The Compensation
Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely base salary or consulting fees, performance bonus and the grant of incentive stock options.  The committee’s compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives’ interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The committee shall be responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making
recommendations to the Board with respect to) the level of
compensation for the executive officers based on this evaluation.  In considering executive officers other than the President, the committee shall take into account the recommendation of the President.

With the approval of the Compensation Committee, the Board may from time to time engage outside advisors at the expense of the Company to assist with the evaluation of compensation of directors and officers.
The Compensation Committee also reviews, and recommends to the
Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer.  Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.

Disclose whether or not the board
has a compensation committee
composed entirely of independent
directors.  If the board does not have
a compensation committee
composed entirely of independent
directors, describe what steps the
board takes to ensure an objective
process for determining such
compensation
The Compensation Committee is currently comprised of three directors, all of whom are independent.

Disclosure Requirements	Comments
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee
See above.  The Compensation Committee is also tasked with, among other things, the following responsibilities:
(a)           monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive directors; and
(b)           reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board has no other committees other than the Audit Committee, the
Corporate Governance and Nominating Committee and the
Compensation Committee.  In addition to the above-mentioned
responsibilities, the Corporate Governance and Nominating Committee
is also tasked with:
(a) developing and recommending to the Board corporate governance principles applicable to the Company;

(b) monitoring the Company’s overall approach to corporate
governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

(c) in conjunction with the lead director, overseeing the evaluation of the Board and of the Company and making recommendations to the
Board as appropriate;

(d) reviewing the Company’s Code of Conduct and recommending any changes to the Board; and

(e) reviewing and reassessing at least annually the adequacy of the
Company’s corporate governance guidelines and the Corporate
Governance Committee’s Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and
Nominating Committee must also annually review its own
performance.

The Corporate Governance and Nominating Committee shall have the authority to conduct any investigation appropriate to fulfilling its responsibilities.  It shall have the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Disclosure Requirements	Comments
Assessments
Disclose whether or not the board,
its committees and individual
directors are regularly assessed with
respect to their effectiveness and
contribution.  If assessments are
regularly conducted, describe the
process used for the assessments.  If
assessments are not regularly
conducted, describe how the board
satisfies itself that the board, its
committees, and its individual
directors are performing effectively

The Corporate Governance and Nominating Committee and the Board
as a whole both assess the effectiveness of the Board, its committees and individual directors.  Based on the Company’s size and the number of individuals serving on the Board and on each of the Board’s committees, the Board does not perform formal assessments annually.
The assessment is conducted informally through discussion and evaluation.  The Board plans to continue evaluating its own
effectiveness and the effectiveness of its committees as may be determined necessary from time to time.

APPENDIX B

SILVERCREST MINES INC.

MANDATE OF THE BOARD OF DIRECTORS

The directors of the Company are responsible for managing the business and affairs of SilverCrest Mines Inc. (the “Company”) and, in doing so, must act honestly and in good faith with a view to the best interests of the Company.

The Board’s mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board’s objectives and day-to-day management of the Company.  The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Corporate Governance and Nominating Committee ("Corporate Governance Committee") and the Compensation Committee.  The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Specific responsibilities of the Board include the following:

Board Organization

1.
The Board takes into account recommendations of the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments and committee charters.  When the Chair of the Board is not an independent director, the independent directors of the Board shall designate an independent director to be the lead director.  The Board is responsible for determining the roles and responsibilities of the independent Chair or, if applicable, lead director.  The Board shall annually evaluate the independence of the Chair or, if applicable, lead director.

2.
The Board may delegate to Board committees matters that the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

3.
The Board is responsible for ensuring that measures are taken to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Company’s business.  The Board is also responsible for ensuring that measures are taken to provide continuing education for its directors to ensure that they maintain the skill and knowledge necessary to meet their obligations as directors.

4.
The Board shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents.  The Board shall also annually evaluate the performance of individual directors, the performance of the Chair and the performance of the lead director, if any.

Management

5.
The Board is responsible for approving the appointment of the officers of the Company.  The Board, together with the Chief Executive Officer (or President, if there is no Chief Executive Officer) of the Company, may develop a position description for the Chief Executive Officer or President (as the case may be) if desired.

6.
The Board approves the compensation of officers and reviews and approves the Company’s incentive compensation plans.  In doing so, the Board takes into account the advice and recommendations of the Compensation Committee.

7.
The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

8.	The Board ensures that adequate plans are in place for management development and succession.

9.	The Board assumes a more direct role in managing the business and affairs of the Company during any period of crisis or emergency.

Strategic Planning

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the goals and objectives of the Company.

11.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

12.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

13.	The Board will consider alternative strategies in response to possible change of control transactions or takeover bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Matters

14.	The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

15.
The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals and revising its direction to management in light of changing circumstances affecting the Company; and

16.	Directly and through the Audit Committee, the Board assesses the integrity of internal control over financial reporting and management information systems.

17.	The Board reviews and approves capital, operating and exploration and development expenditures including any budgets associated with such expenditures.

18.
The Board is responsible for approving the annual audited financial statements and, if required by applicable securities legislation, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.  The Board may delegate responsibility for approving interim financial statements to the Audit Committee.

19.
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

20.
The Board approves those matters that are required under the Company’s governing statute to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.

Risk Management

21.
The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

22.	The Board monitors the conduct of the Company and ensures that it complies with applicable legal and regulatory requirements.

Policies and Procedures

23.
The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.  The Board is responsible for adopting a written code of ethical business conduct for the directors, officers and employees of the Company and is responsible for establishing procedures to monitor compliance with the code and to encourage and promote a culture of ethical business conduct.

24.
The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

25.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

26.
The Board is responsible for approving a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

27.
The Board is responsible for ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

APPENDIX C

SILVERCREST MINES INC.

STOCK OPTION PLAN
(as adopted by the Board of Directors on May 1, 2013
and subject to shareholder approval)

1.	Objectives

The Plan is intended as an incentive to attract and retain qualified employees, Directors, Executive Officers and Consultants of the Company and its Related Entities, to promote a proprietary interest in the Company and its Related Entities among such persons, and to stimulate the active interest of such persons in the development and financial success of the Company and its Related Entities.

2.	Definitions

2.1	As used in the Plan, the terms set forth below shall have the following respective meanings:

(a)	“Blackout Period” has the meaning set out in section 8.6;

(b)	“Board” means the board of directors of the Company;

(c)	“Business Day” means a day on which banks are open for business in Vancouver, British Columbia, but does not include a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(d)	“Committee” means the Board or such committee of the Board that the Board may, in accordance with section 3.1 hereof, designate to administer the Plan;

(e)	“Company” means SilverCrest Mines Inc., a corporation existing under the Business Corporations Act (British Columbia);

(f)	“Consultant” means a person, other than an employee, Executive Officer or Director of the Company or of a Related Entity of the Company, that:

(i)
is engaged to provide services to the Company or a Related Entity of the Company, other than services provided in relation to a distribution of securities, for an initial, renewable or extended period of 12 months or more,

(ii)	provides the services under a written contract with the Company or a Related Entity of the Company, and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Related Entity of the Company and includes

(iv)	for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and

(v)
for a consultant that is not an individual, an employee, Executive Officer or Director of the Consultant, provided that the individual employee, Executive Officer or Director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Related Entity of the Company.

(g)	“Date of Grant” means the date an Option is granted by the Committee to the Optionee, subject to any regulatory or other approvals or conditions;

(h)
“Director” means a member of the board of directors of the Company or of a Related Entity of the Company or an individual who performs similar functions for the Company or a Related Entity of the Company;

(i)
“Disinterested Shareholder Approval” means the approval by a majority of the votes cast by all shareholders of the Company at a shareholders’ meeting excluding votes attaching to shares beneficially owned by Insiders to whom Options may be granted under the Plan and their associates and, if and as required by the Exchange, all holders of non-voting and subordinate voting shares of the Company shall have full voting rights on any resolution requiring Disinterested Shareholder Approval;

(j)	“Exchange” means the TSX-V or TSX, as the case may be, depending on which stock exchange the Shares are principally traded at all applicable times;

(k)
“Executive Officer” means an individual who is (a) a chair, vice-chair or president of the Company or of a Related Entity of the Company, (b) a vice-president in charge of a principal business unit, division or function of the Company or of a Related Entity of the Company, including sales, finance or production, or (c) performing a policy-making function in respect of the Company or a Related Entity of the Company;

(l)	“Insider” in relation to the Company means:

(i)	a director or senior officer of the Company;

(ii)	a director or senior officer of a company that is an Insider or subsidiary of the Company; or

(iii)	a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares,

and includes, insofar as the rules and policies of the TSX apply to the Company, associates and affiliates of the foregoing persons;

(m)
“Investor Relations Activities” means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, except for such activities that the TSX-V specifically states to not be Investor Relations Activities;

(n)	“Market Price” in relation to a Share subject to an Option on the Date of Grant of the Option means the last closing price of the Shares on the Exchange before such Date of Grant;

(o)	“Offer” has the meaning set forth in section 8.3;

(p)	“Option” means an option to purchase Shares granted under or subject to the terms of the Plan, including the Pre-Plan Options;

(q)	“Option Agreement” means a written agreement between, and executed by, the Company and an Optionee that sets out the terms of an Option held by the Optionee as described in section 9;

(r)	“Option Certificate” means a certificate executed by the Company and delivered to an Optionee that sets out the terms of an Option held by the Optionee as described in section 9;

(s)	“Option Period” means the period during which an Option may be exercised;

(t)	“Optionee” means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

(u)	“Plan” means this Stock Option Plan of the Company, as may be amended from time to time;

(v)	“Pre-Plan Options” has the meaning set forth in section 4.2;

(w)
“Related Entity” means, for the Company, a person that controls or is controlled by the Company or that is controlled by the same person that controls the Company (in each case where a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of ownership of or direction over voting securities in the second person);

(x)	“Shares” means common shares in the capital of the Company;

(y)
“Significant Shareholder” means a person holding securities of a company that carry more than 10% of the voting rights attached to that company’s securities both immediately before and after the transaction in which securities are issued, and who have elected or appointed or have the right to elect or appoint one or more directors or senior officers of that company;

(z)	“TSX” means the Toronto Stock Exchange or any successor stock exchange thereof; and

(aa)	“TSX-V” means the TSX Venture Exchange or any successor stock exchange thereof.

3.	Administration of the Plan

3.1
The Plan shall be administered by the Committee.  With respect to Option grants to Directors of the Company, the Board shall serve as the Committee.  With respect to any other Options the Board may specifically constitute a committee of two or more directors of the Company as the Board may designate from time to time to serve as the Committee for the Plan, all of the members of which shall be and remain directors of the Company.  Notwithstanding the foregoing, the Board may resolve to be the Committee to administer the Plan with respect to all of the Plan or certain participants and/or awards made or to be made under the Plan.

3.2
The Committee shall have full and exclusive power to interpret the Plan, to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan, and to reserve and issue Shares issuable pursuant to the exercise of Options.  The Committee may, in its discretion but subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company, provide for the extension of the exercisability of an Option, accelerate the vesting or exercisability of any Option, eliminate or make less restrictive any restrictions contained in an Option, waive any restriction or other provision of the Plan or an Option or otherwise amend or modify an Option in any manner that is either (a) not adverse to the Optionee holding such Option or (b) consented to by such Optionee.  The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems necessary or desirable to carry it into effect.  Any decision of the Committee in the interpretation and administration of the Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.  No member of the Committee shall be liable for anything done or omitted to be done by such member, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under the Plan, except for such member’s own willful misconduct or as expressly provided by statute.

3.3	All administrative costs of the Plan shall be paid by the Company.

4.	Eligibility

4.1
Options may be granted to employees, Directors, Executive Officers, and Consultants of the Company or of a Related Entity of the Company (and such other persons permitted by the Exchange to be granted Options) who are in the opinion of the Committee in a position to contribute to the success of the Company or any Related Entity of the Company or who, by virtue of their service to the Company or to any Related Entity of the Company (or to any predecessors of the Company or a Related Entity of the Company) are, in the opinion of the Committee, worthy of special recognition.  The granting of Options is entirely discretionary and nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and designation of an Optionee in any year shall not require the designation of such person to receive an Option in any other year.  The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amount and terms of their respective Options.

4.2
Any incentive stock options previously granted by the Company (the “Pre-Plan Options”) which remain outstanding as at May 1, 2013 will be deemed to have been issued under and will be governed by the terms of the Plan and, in the event of any inconsistency between the terms of the agreements governing the Pre-Plan Options and the terms of the Plan, the terms of such agreements shall govern.  Any Shares issuable upon exercise of the Pre-Plan Options will be included for the purpose of calculating the amounts set out in sections 5 and 6 hereof.

4.3
Subject to any applicable regulatory approvals, Options may also be granted under the Plan in exchange for outstanding options granted by the Company, any predecessor corporation of the Company or any Related Entity of the Company, whether such outstanding options are granted under the Plan, under any other stock option plan of the Company, any such predecessor corporation or any such Related Entity, or under any stock option agreement with the Company, any such predecessor corporation or any such Related Entity.

4.4
Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of another company in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other company and the Company or any of its subsidiaries.

5.	Number of Shares Reserved under the Plan

The maximum aggregate number of Shares issuable pursuant to the exercise of outstanding Options granted under or subject to the Plan, including Shares issuable upon exercise of the Pre-Plan Options, shall be 10% of the issued and outstanding Shares from time to time.

6.	Number of Optioned Shares per Optionee

The determination regarding the number of Shares that may be the subject of Options granted to each Optionee pursuant to an Option will be made by the Committee and will take into consideration the Optionee’s present and potential contribution to the success of the Company and applicable legal and regulatory requirements and, if and for so long as the Shares are listed on the TSX-V, shall be subject to the following limitations:

(a)
Subject to sections 6(b) and 6(c), the aggregate number of Shares that may be reserved for issuance pursuant to the Plan, or as incentive stock options, to any one Optionee in a 12-month period must not exceed 5% of the issued and outstanding Shares (determined at the Date of Grant) unless, if and as may be required by the TSX-V, the Company has obtained Disinterested Shareholder Approval;

(b)	The number of Shares subject to Options granted to any one Consultant in a 12-month period must not exceed 2% of the issued and outstanding Shares (determined at the Date of Grant);

(c)
The aggregate number of Shares subject to Options granted to all Optionees who are employed to provide Investor Relations Activities must not exceed 2% of the issued and outstanding Shares in any 12-month period (determined at the Date of Grant);

(d)
The number of Options granted to Insiders within a 12-month period to acquire Shares reserved for issuance under the Plan must not exceed 10% of the issued and outstanding Shares, unless, as may be required by the TSX-V, Disinterested Shareholder Approval is obtained; and

(e)
Subject to any longer vesting period as may be set out in the related Option Agreement or Option Certificate, an Option granted to a Consultant performing Investor Relations Activities shall vest in stages over 12 months with no more than 25% of the Shares subject to the Option vesting in any three-month period.

7.	Price

7.1
The exercise price per Share subject to an Option shall be determined by the Committee at the time the Option is granted, provided that the exercise price shall not be less than the Market Price or such other minimum exercise price as may be required or permitted by the Exchange.

7.2
Subject to applicable regulatory requirements and approval, the Committee may, without shareholder approval, reprice the prevailing exercise price of an Option. Any reduction in the exercise price of an Option held by an Optionee who is an Insider at the time of the proposed amendment is, however, subject to Disinterested Shareholder Approval if and as may be required by the Exchange.

8.	Term and Exercise of Options

8.1
The Option Period shall be determined by the Committee at the time the Option is granted and may be up to ten years from the Date of Grant, except as the same may be reduced pursuant to the provisions of section 10.  Subject to the applicable maximum Option Period provided for in this section 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period for an Option.

8.2
The vesting schedule for each Option shall be determined by the Committee at the time the Option is granted and shall be specified in the Option Agreement or Option Certificate in respect of the Option.

8.3	Notwithstanding the foregoing provision of this section 8:

(a)
if there is a takeover bid or tender offer (the “Offer”) made for all or any of the issued and outstanding Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit the Shares issuable under such Options to be tendered to the Offer.  Any such exercise of the Option shall be deemed to occur immediately before the later of the completion of the Offer and the payment of Shares taken up by the offeror under the Offer.  For greater certainty, however, if, for any reason:

(i)	the Offer is not completed within the time specified therein, or

(ii)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise or, in the case of section 8.3(a)(ii), the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and, with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this section will be reinstated.  If any Shares are returned to the Company under this section 8.3, the Company will immediately refund the exercise price to the Optionee for such Shares; and

(b)
if an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Committee may, by resolution and upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the expiry date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

8.4
The vested portion of Options will be exercisable, either all or in part, at any time after vesting.  If less than all of the Shares included in the vested portion of any Option are purchased, the remainder may be purchased, subject to the Option’s terms, at any subsequent time prior to the expiration of the Option Period.

8.5
The exercise of any Option will be contingent upon receipt by the Company of payment for the full exercise price of the Shares being purchased in cash by way of certified cheque or bank draft.  No Optionee or the legal representatives, legatees or distributees of the Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until certificates for such Shares are issued to the Optionee or such other persons under the terms of the Plan.

8.6
If the expiry date of any Option would otherwise occur during or within 10 Business Days following the end of a period in which the trading of the Shares is restricted by the policies of the Company (a “Blackout Period”), then the expiry date of such Option shall be extended to the date which is the 10th Business Day following the expiration of the Blackout Period.

8.7
In lieu of exercising an Option in accordance with section 8.5, the Committee may permit an Optionee to elect to receive, without payment by the Optionee of any additional consideration, Shares equal to the value of the Option (or the portion thereof being exercised) by surrender of the Option at the head office of the Company, together with written notice, addressed to the secretary of the Company, reflecting such “cashless” exercise, in which event the Company shall issue to the Optionee a number of whole Shares computed using the following formula:

X = Y (A – B)
              A

Where:	X =	The number of whole Shares to be issued to the Optionee pursuant to the cashless exercise;

Y =	The number of Shares in respect of which the cashless exercise election is made;

A =	The market price of one Share on the date of cashless exercise of the Option; and

B =	The exercise price of the Option.

For the purposes of this section 8.7, the market price of one Share as of a particular cashless exercise date is the volume weighted average trading price of one Share on the Exchange, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding such date.  For so long as the Shares are listed on the TSX-V, this section 8.7 shall not be operative unless permitted by the TSX-V.

9.	Option Agreement or Option Certificate

Upon the grant of an Option to an Optionee, the Company and the Optionee shall enter into an Option Agreement setting out the number of Shares subject to the Option, the exercise price per Share, the Option Period, and the vesting schedule for the Option (if any), and incorporating the terms and conditions of the Plan, any other requirements of applicable regulatory authorities, and such other terms and conditions as the Committee may determine are necessary or appropriate, subject to the terms of the Plan.  Alternatively, upon the grant of an Option to an Optionee, the Company shall issue and deliver to the Optionee an Option Certificate (in lieu of an Option Agreement) which shall include the number of Shares subject to the Option, the exercise price per Share, the Option Period, and the vesting schedule for the Option (if any) and shall have attached thereto a copy of the Plan.  Without limiting the generality of the foregoing and if and for so long as the Company is listed on the TSX-V, for Options granted to employees or Consultants, the Company is required to represent in an Option Agreement or Option Certificate, as the case may be, that the Optionee is a bona fide employee or Consultant, as the case may be.

10.	Effect of Termination of Employment or Death

10.1
Options granted to any Optionee who is an employee, Director, Executive Officer or Consultant of the Company or a Related Entity of the Company shall expire on the earlier of: (a) that date which is 90 days after the Optionee ceases to be in at least one of such categories unless an earlier date is provided for in the Option Agreement or Option Certificate with respect to the Optionee’s Option, and (b) the expiry of the Option Period.  The Committee may, in its sole discretion, extend such 90-day period in respect of any Option for a specified period up to the expiry of the Option Period.

10.2
Options granted to an Optionee who is engaged in Investor Relations Activities for the Company shall expire on the earlier of: (a) that date which is 30 days after the Optionee ceases to be employed to provide Investor Relations Activities unless an earlier date is provided for in the Option Agreement or Option Certificate with the Optionee, and (b) the expiry of the Option Period. The Committee may, in its sole discretion, extend such 30-day period in respect of any Option for a specified period up to the expiry of the Option Period.

10.3
Notwithstanding sections 10.1 and 10.2, in the event of the death of an Optionee while in service to the Company or a Related Entity of the Company, each outstanding Option held by the Optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the Option Agreement or Option Certificate with respect to the Optionee’s Option, and (b) the expiry of the Option Period of the Option, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or by the laws of descent and distribution.

10.4
Notwithstanding the foregoing provisions of this section 10 and subject to any applicable regulatory approvals, the Committee may, in its discretion, provide for the extension of the exercisability of an Option for any period that is not beyond the applicable expiry date of the Option, accelerate the vesting or exercisability of an Option, eliminate or make less restrictive any restrictions governing an Option, waive any restriction or other provision of this Plan or an Option or otherwise amend or modify the Option in any manner that is either (a) not adverse to such Optionee or (b) consented to by such Optionee.

11.	Adjustment in Shares Subject to the Plan

11.1
The exercise price for and the number of Shares covered by an Option will be adjusted, with respect to the then unexercised portion of the Option, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the event and in accordance with the provisions and rules set out in this section 11.  Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Committee, and any such determination will be binding on the Company, the Optionee and all other affected parties.

(a)
If a dividend is declared upon the Shares, payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Option shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining shareholders entitled to receive such stock dividend.

(b)
If the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other securities of the Company or of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then there shall be substituted for each Share subject to any Option the number and kind of Shares or other securities of the Company or another corporation into which each outstanding Share shall be so changed or for which each such Share shall be exchanged.

(c)
If there is any change, other than as specified above in this section 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, then, if the Committee, in its sole discretion, determines that such change equitably requires an adjustment to be made in the number or kind of Shares then subject to any Option, an equitable adjustment shall be made in the number or kind of Shares, such adjustment shall be made by the Committee and be effective and binding for all purposes.

(d)
If the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price of the Option or number of Shares subject to any Option, or both, such adjustment shall be made by the Committee and shall be effective and binding for all purposes.

11.2
In the case of any such substitution or adjustment as provided for in this section 11, the exercise price in respect of each Option for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, such variation shall generally require that the number of Shares or securities covered by the Option after the relevant event multiplied by the varied option exercise price be equal to the number of Shares covered by the Option prior to the relevant event multiplied by the original exercise price of the Option.

11.3	No adjustment or substitution provided for in this section 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.4
The grant of an Option shall not affect in any way the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

12.	Non-Assignability

All Options, benefits and rights accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable, except as specifically provided in section 10.3 in the event of the death of the Optionee.  During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any Related Entity of the Company, or interfere in any way with the right of the Company or any Related Entity of the Company to terminate the Optionee’s employment or services at any time.  Participation in the Plan by an Optionee is voluntary.

14.	Record Keeping

The Company shall maintain a register in which shall be recorded or maintained:

(a)	the name and address of each Optionee;

(b)
the number of Shares subject to Options granted to each Optionee, the number of Shares issued to each Optionee upon the exercise of Options, and the number of Shares subject to Options remaining outstanding;

(c)	a copy of each outstanding Option Agreement or Option Certificate; and

(d)	such other information as the Committee may determine.

15.	Regulatory Approvals

15.1
The Plan is subject to the approval of regulatory authorities having, or which may have, jurisdiction over the securities of the Company, and the Board is authorized to amend the text thereof from time to time in order to comply with any changes thereto required by such applicable regulatory authorities.

15.2
The obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchange or stock quotation system on which the Shares are listed for trading or quoted which may be required in connection with the authorization, issuance or sale of such Shares by the Company.  If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price for an Option paid to the Company shall be returned to the Optionee.

16.	Hold Periods, Securities Regulation and Tax Withholding

16.1
If and for so long as the Shares are listed on the TSX-V and in addition to any resale restrictions under applicable securities laws, for Options (a) having an exercise price per Share that is less than the Market Price or (b) granted to an Optionee who is a Director, Executive Officer or Significant Shareholder of the Company, any Shares issued on the exercise of such Options will be subject to a four-month hold period commencing on the particular Date of Grant of the Option, and certificates for the Shares will bear a restrictive legend setting out any such applicable hold period.

16.2
Where necessary to effect exemption from registration or distribution of the Shares under securities laws applicable to the securities of the Company, an Optionee shall be required, upon the acquisition of any Shares upon the exercise of Options, to acquire such Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Committee an undertaking to that effect in a form acceptable to the Committee.  The Committee may cause a legend or legends to be placed upon any certificates for the Shares to make appropriate reference to applicable resale restrictions.  The Committee may take such other action or require such other action or agreement by such Optionee as may from time to time be necessary to comply with applicable securities laws.  This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the underlying Shares under any securities laws applicable to the securities of the Company.

16.3
The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options under the Plan.

16.4
Issuance, transfer or delivery of certificates for Shares purchased pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of securities and income tax laws have been met.

17.	Amendment and Termination of Plan

The Board reserves the right to amend or terminate the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the Optionee.  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without shareholder approval:

(a)	any amendment pertaining to the vesting provisions of each Option;

(b)	any amendment to the terms of the Plan relating to the effect of termination, cessation of employment, disability or death of an Optionee on the right to exercise Options;

(c)
any amendment as may be necessary or desirable to bring the Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Shares are from time to time listed;

(d)	any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e)	any amendment with respect to the administration of the Plan;

(f)
any amendment to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(g)	any amendment to the termination provisions of the Plan or any Option, other than an amendment extending the expiry date of such Option beyond its original expiry date;

(h)	any amendment to the class of eligible persons that may participate under the Plan; and

(i)
any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where applicable, the approval of the shareholders of the Company (except where an amendment is made pursuant to section 15.1 or the foregoing sections 17(a) to (i).

18.	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

19.	General Provisions

19.1
Nothing contained in the Plan shall prevent the Company or any Related Entity of the Company from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the issuance of securities of the Company (subject to shareholder approval if such approval is required by applicable securities regulatory authorities) and such arrangements may be either generally applicable or applicable only in specific cases.

19.2
The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Option Agreement or Option Certificate, and all determinations made and actions taken pursuant hereto shall be governed by and determined in accordance with the laws of the Province of British Columbia, Canada.

19.3
If any provision of the Plan or any Option is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

19.4
Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Related Entity of the Company and an Optionee or any other person.

19.5
Headings are given to the sections of the Plan solely as a convenience to facilitate reference.  Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

20.	Effective Date of the Plan

The Plan shall be effective as of May 1, 2013, subject to its approval by the shareholders of the Company and all necessary regulatory approvals pursuant to section 15 hereof.

APPENDIX D

SILVERCREST MINES INC.

ADVANCE NOTICE POLICY

INTRODUCTION

The Company is committed to: 1) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; 2) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and 3) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.
Nominations of persons for election to the Board may be made at any annual meeting of shareholders of the Company, or at any special meeting of shareholders of the Company if one of the purposes for which the special meeting is called is the election of directors. Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any such annual or special meeting of shareholders of the Company, nominations of persons for election to the Board may be made only:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a valid “proposal” as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

(c)	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

(d)	by any person (a “Nominating Shareholder”) who:

(i)
at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Company for such meeting, (A) is a “registered owner” (as defined in the Act) of one or more shares of the Company carrying the right to vote at such meeting, or (B) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice referred to in section 4 must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably; and

(ii)	in either case, complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with section 3) and in proper written form (in accordance with section 4) to the Chief Executive Officer of the Company (or President of the Company, if there is no Chief Executive Officer) at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Chief Executive Officer of the Company (or President of the Company, if there is no Chief Executive Officer) must be made:

(a)
in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined in section 6(c)) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.
To be in proper written form, a Nominating Shareholder’s notice must be addressed to the Chief Executive Officer of the Company (or President of the Company, if there is no Chief Executive Officer), and must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice;

(iii)	the citizenship of such person;

(iv)
the class or series and number of shares in the capital of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)
the amount and material terms of any other securities, including any options, warrants or convertible securities which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(vi)
a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

(vii)	a statement that the person is not prohibited or disqualified from acting as a director of the Company under the Act, Applicable Securities Laws (as defined in section 6(a)) or any other legislation.

(b)
the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company; and

(c)
any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Such Nominating Shareholder’s notice must be accompanied by a written consent to act as a director of the Company as required under section 121 of the Act, duly signed by the person being nominated for election as a director.

In addition, the Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder’s notice (and such other information referred to above, as applicable) that complies with this Policy, the Company shall publish the details of such notice through a public announcement.

5.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the chairman of the meeting determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)
“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States;

(b)	“business day” means any day other than Saturday, Sunday or any statutory holiday in the City of Vancouver, British Columbia, Canada.

(c)
“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

7.
Notwithstanding any other provision of this Policy, notice given to the Chief Executive Officer of the Company (or President of the Company, if there is no Chief Executive Officer) pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Chief Executive Officer of the Company (or President of the Company, if there is no Chief Executive Officer) for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Executive Officer of the Company (or President of the Company, if there is no Chief Executive Officer) at the address of the principal executive offices of the Company, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 24, 2013, and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.